STATE OF DELAWARE

CERTIFICATE OF TRUST
of
ETF SERIES SOLUTIONS

This Certificate of Trust for ETF Series Solutions (the “Trust”), a statutory trust, is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) (the “Act”) and sets forth the following:

1.	The name of the trust is: ETF Series Solutions

2.
In accordance with § 3807(b) of the Act, the Trust has and shall maintain in the State of Delaware a registered office and a registered agent for service of process.  The registered office of the Trust in the State of Delaware and the name of the registered agent for service of process on the Trust is:

The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801

3.
The Trust is or will become prior to or within 180 days following the issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

4.	This certificate shall be effective upon filing.

5.
Notice is hereby given that the Trust is a series Trust.  The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

6.	The business of the Trust will be managed in accordance with the Trust’s Agreement and Declaration of Trust as such document may be amended from time to time.

IN WITNESS WHEREOF, the undersigned, as the Trustee of the Trust, has caused this Certificate of Trust to be duly executed as of this 9th day of February, 2012.

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens, Initial Trustee ETF Series Solutions